FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, C.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13A-16 OR 15D-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934


For the month of         December 31, 1996
                 -----------------------------------------
                 TURBODYNE TECHNOLOGIES INC.
-----------------------------------------------------------
(Translation of registrant's name into English)

Suite 510, 1090 West Pender Street, Vancouver, BC, Canada, V6E 2N7
------------------------------------------------------------------
(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F    X      Form 40-F
               --------            --------

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes           No    X
          -------     --------

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TURBODYNE TECHNOLOGIES, INC.
                                   ----------------------------
                                   Registrant


July 8, 1997                       /s/Leon E. Nowek
------------------------           -----------------------------
Date                               Signature


                                   Leon E. Nowek
                                   -----------------------------
                                   Name

                                   Chief Financial Officer
                                   -----------------------------
                                   Title

*Print the name and title of the signing officer under his signature

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THIS IS THE FORM OF MATERIAL CHANGE REPORT REQUIRED UNDER SECTION
67(1) OF THE SECURITIES ACT.

                                    FORM 27
                                    --------

                                Securities Act
                                --------------


     MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT


ITEM 1.   REPORTING ISSUER
          ----------------

          TURBODYNE TECHNOLOGIES INC.
          Suite 510 - 1090 West Pender Street
          Vancouver, British Columbia
          V6E 2N7

          Telephone: (604) 682-8854
          Facsimile: (604) 682-2432

ITEM 2.   DATE OF MATERIAL CHANGE
          -----------------------

          December 5, 1996

ITEM 3.   PRESS RELEASE
          -------------

          December 5, 1996

ITEM 4.   SUMMARY OF MATERIAL CHANGE
          --------------------------

          The Company announced today that its continuation of its jurisdiction of incorporation from British Columbia to the Federal jurisdiction has been completed.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE
          -----------------------------------

          Turbodyne Technologies Inc. (the "Company") announced today that its continuation of its jurisdiction of incorporation from British Columbia to the Federal jurisdiction pursuant to the COMPANY ACT (British Columbia) and the CANADIAN BUSINESS CORPORATIONS ACT has been completed. The continuation was approved by the shareholders of the Company on September 17, 1996 and the Company has proceeded with the continuation to facilitate its acquisition of Pacific Baja Light Metals Holding Inc.

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ITEM 6.   RELIANCE ON SECTION 67(2) OF THE ACT
          ------------------------------------

          Not Applicable

ITEM 7.   OMITTED INFORMATION
          -------------------

          None

ITEM 8.   SENIOR OFFICERS
          ---------------

          EDWARD M. HALIMI - President
          6155 Carpinteria Avenue
          Carpinteria, California
          USA 93013

          Telephone: (805) 684-4551
          Facsimile: (805) 566-3479

ITEM 9.   STATEMENT OF SENIOR OFFICER
          ---------------------------

          The foregoing accurately discloses the material change referred to herein.


December 5, 1997
---------------------------------------
Date

\s\Edward M. Halimi
---------------------------------------
(signature)

                                   Edward M. Halimi
                                   -------------------------------
                                   Name


                                   President
                                   -------------------------------
                                   Position


                                   Carpinteria, California
                                   -------------------------------
                                   Place of Declaration


                                  -------------------------------

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